UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70589

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FNB AMERICA SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

626 WASHINGTON PLACE
(No. and Street)

Pittsburgh	PA	15219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hasnain Naveed	212-668-8700	hnaveed@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 395 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Bryant Mitchell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FNB America Securities LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Bryant Mitchell*

Title: CHIEF EXECUTIVE OFFICER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FNB AMERICA SECURITIES LLC
(formerly D/B/A Waubank Securities LLC)

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

FNB AMERICA SECURITIES LLC
(formerly D/B/A Waubank Securities LLC)
FOR THE YEAR ENDED DECEMBER 31, 2025

Table of Contents



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of FNB America Securities LLC (formerly D/B/A Waubank Securities LLC).

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FNB America Securities LLC (formerly D/B/A Waubank Securities LLC) (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

March 30, 2026

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS:

Cash	$	6,300,140
Accounts receivable		16,406
Prepaid compensation		771,429
Intangible assets		303,800
Deferred tax assets		100,780
Prepaid expenses and other assets		65,805
Operating right of use asset		30,730
Goodwill		1,914,000
TOTAL ASSETS	$	9,503,090

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	108,824
Accrued compensation and benefits		265,097
Due to affiliate		68,292
Due to Parent		20,946
Operating lease liability		30,776
Contingent consideration		1,164,000
TOTAL LIABILITIES		1,657,935

SUBORDINATED DEBT		-
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		7,845,155
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,503,090

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

FNB America Securities LLC (The "Company") (formerly D/B/A WauBank Securities LLC), is a Pennsylvania Limited Liability Company that was formed on February 24, 2020. The Company commenced operations on April 6, 2021, which is the date that the FINRA Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration. The Company is a wholly owned subsidiary of F.N.B. Corporation (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the FINRA and the Securities Investors Protection Corporation ("SIPC"). The Company is authorized to act as an underwriter or selling group participant for corporate securities (other than mutual funds). The Company is also authorized to engage in investment banking advisor activities, including but not limited to introducing buyers and sellers in exchange for referral fees.

During the period, the Company acquired Raptor Partners LLC ("Raptor"), an independent investment banking firm focused on delivering financial advisory services to public and private companies. Raptor, a Pittsburgh-based company, is comprised of a team of experienced professionals with an emphasis in mergers and acquisitions, corporate finance, valuation advisory, and private capital raising.

The Company also went through a continuing member application process and got approved to act as a municipal securities dealer and municipal securities broker, and to participate in private placements of securities. The Company maintains an office in Pittsburgh, Pennsylvania. The Company has one business segment which is underwriting. Under the terms of the Limited Liability Company Agreement (the Agreement), the Company does not have a specific termination date and may be dissolved only as provided by the Agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's (the "FASB") Accounting Standards Codification .

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Income Taxes
The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Revenue Recognition
Underwriting income and advisory fees
The Company engages in underwriting and advisory services for various business entities. One way fees can be earned is from the performance of ongoing advisory and consulting services. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)
Underwriting income and advisory fees (Continued)
The Company recognizes revenue when performance obligations are met. Advisory fees are earned for providing general investor-related advice outside of the fundraising/private placements process. These fees are generally recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

The other way the Company can earn fees is from engaging in underwriting activities for various business entities. The Company earns a gross spread on the transactions and recognizes these fees upon the successful closing of an underwriting transaction.

Underwriting and management fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for underwriting transactions, as there are no significant actions which the Company needs to take subsequent to this date.

Underwriting expenses consist of various expenses such as professional fees, travel and meal expenses, equipment changes and other various miscellaneous charges.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are realized when the cash is received. The receivable balance as of the year ended December 31, 2025 was $16,406.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are realized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2025, there were no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are realized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2025, there were no contract liabilities.

Fair Value
Cash and Accounts Receivable are primarily valued at amortized cost, which approximates fair value.

NOTE 3 – RELATED PARTY TRANSACTIONS:

Due to affiliate
For the year ended December 31, 2025, the Company has an expense sharing agreement in place with its affiliate, First National Bank of Pennsylvania ("FNB"). The agreement permits the allocation of certain shared expenses to the Company. Total shared expenses consist of salaries and compensation related expenses, data and communication expenses and rent and occupancy costs. The balance due to the affiliate as of December 31, 2025, was $68,292. The shared expenses consist of compensation, occupancy, shared equipment, information technology and communications, administrative and technology support staff and other general overhead expenses incurred in the normal course of business. The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. In addition, the Company has an insurance policy with an affiliate. The Parent incurs and pays federal income and state income tax on behalf of the Company. The balance due to the Parent as of December 31, 2025 was $20,946, which is reflected on the Statement of Condition.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains cash balances that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. Approximately $2 million of the Company's cash balance was maintained at an affiliated bank. At December 31, 2025, the amount in excess of insured limits was $5,800,140. The net capital requirements are not impacted by amounts over the FDIC insurance limit.

Receivables

As of December 31, 2025, approximately 100% of the Company's receivable balance was from one customer.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole. See Note 8 for disclosures required by ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures.

NOTE 6 – SUBORDINATED DEBT:

The Company has a subordinated line of credit with the Parent with a limit of $8,000,000 evidenced by agreements and subordinated debt agreement, all of which is approved by FINRA as acceptable net capital. Repayments of subordinated debt approved by FINRA are subjected to repayment restrictions pursuant to SEC rules 15c3-1 and 15c3-3. As of December 31, 2025, the subordinated liability including the accrued interest of $70,298 was repaid to the Parent. As of December 31, 2025, there were no outstanding subordinated liabilities under this arrangement.

NOTE 7 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $2,952,082 which was $2,844,998 in excess of its required net capital of $107,084. The Company's ratio of aggregate indebtedness to net capital was 0.5441 to 1.

NOTE 8 – INCOME TAXES:

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

NOTE 8 – INCOME TAXES (CONTINUED):

The components of the provision for income taxes for the year ended December 31, 2025 is:

		2025
Current tax provision:		
Federal	$	382,380
State and local		113,576
Total current tax expense		**495,956**
Deferred tax provision:		
Federal	$	(107,721)
State and local		-
Total deferred tax provision		**(107,721)**
Total tax provision	$	**388,235**

As of December 31, 2025, there was a federal tax payable balance of $38,835 included in the Statement of Financial Condition. The balance will be trued-up and settled by way of intercompany transfer between the Company and its Parent upon filing of the final consolidated Form 1120 for the 2025 tax year. The Company's tax provision is in accordance with ASC 740 and is included in the F.N.B. Corporation & Subsidiaries consolidated tax return. The Company's tax provision, deferred taxes and tax payment allocations are calculated as if the Company was a stand-alone entity. Intercompany allocations for payments and settlements are done with the Parent for both federal and state income taxes.

The FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures, which requires the Company to disclose additional categories of information about federal, state and foreign income taxes in the rate reconciliation table, effective for annual periods beginning after December 15, 2024. Additionally, this guidance requires the Company to provide more details regarding reconciling items in specific categories and provide disaggregation of those categories based on a quantitative threshold equal to 5% or more of the amount determined by multiplying pretax income by the applicable statutory rate.

The Company's state income tax expense was primarily attributable to operations in the jurisdiction of Pennsylvania. There are intercompany allocations for the Company's state income taxes with the Parent. Although the Company records state income tax expense under this arrangement, the Parent recognizes an offsetting state income tax benefit because it is in a net operating loss position and therefore does not incur state income taxes.

The Company has no foreign operations and accordingly has no foreign income tax expense.

Income Taxes Paid
As part of the ASU 2023-09 related income tax disclosure updates, the Company is required to disclose income taxes paid (net of refunds received), disaggregated by jurisdiction when payments to any individual jurisdiction equal or exceed 5% of total income taxes paid.

In accordance with the transition guidance in ASU 2023-09, the Company adopted the new disclosure requirements for the fiscal year ending December 31, 2025. The disclosure is presented only for the current year, as the FASB does not require retroactive application or comparative disclosure for prior periods.

There are intercompany allocations for payments and settlements with the Parent for both federal and state income taxes.

The Company does not pay foreign income taxes.

Deferred Income Taxes
The Company recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

NOTE 8 – INCOME TAXES (CONTINUED):

Deferred Income Taxes

The following table presents the tax effects of significant temporary differences that give rise to deferred tax assets and deferred tax liabilities on December 31:

	2025
Deferred tax assets:	
Deferred compensation	$ 50,400
Amortizable intangibles	31,726
Accrued liabilities	19,105
Total deferred tax assets	**$ 101,231**
Deferred tax liabilities:	
Prepaid expenses	$ (451)
Total deferred tax liabilities	**(451)**
Net deferred tax assets (liabilities)	**$ 100,780**

At December 31, 2025, the Company had no federal net operating loss carryforwards and no valuation allowance was recorded.

The Company has no uncertain tax positions requiring recognition or disclosure under ASC 740.

NOTE 9 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended.

NOTE 10– GOODWILL AND INTANGIBLE ASSETS:

Goodwill represents the excess of the purchase price over the estimated fair value of the identifiable net assets acquired in business combinations. Goodwill is not amortized but is evaluated for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company's identifiable intangible assets consist primarily of customer lists and non-compete agreements acquired in connection with business combinations. Customer lists are amortized using the sum of the years digits method, and non-compete agreements are amortized on a straight-line basis. These assets are recorded at fair value as of the acquisition date and are amortized over their estimated useful lives, which range from 2 to 5 years. Management evaluates goodwill annually and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2025, goodwill was $1,914,000 and intangible assets were $303,800.

NOTE 11 – LEASES:

In February 2016, the FASB established Topic 842, Leases , by issuing Accounting Standards Update No. 2016-02, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842 ; ASU No. 2018-10, Codification Improvements to Topic 842,Leases ; and ASU No. 2018-11, Targeted Improvements . The standard established a right-of-use model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company uses the incremental borrowing rate based on the information available at the commencement date of the lease.

NOTE 11 – LEASES (CONTINUED):

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The standard also provides practical expedients for an entity's ongoing accounting. This means that no ROU assets and lease liabilities are recognized for leases that qualify as short-term. Operating lease cost for the year ended December 31, 2025 was $51,822. The Company has a lease for office space in One North Shore Center located in Pittsburgh, Pennsylvania which expires on May 31, 2026. It is accounted for as an operating lease. Maturities of lease liabilities under operating leases as of December 31, 2025 is $30,730.

NOTE 12 – PREPAID COMPENSATION:

Prepaid compensation consists of advance payments related to employee compensation and benefits and is included on the Statement of Financial Condition. These costs are amortized to compensation and benefits expense on a straight-line basis over the three year period ending March 31, 2028. Management evaluates prepaid compensation for recoverability at each reporting date.

NOTE 13 – CONTINGENT CONSIDERATION:

The Company entered into contingent earn-out arrangements whereby additional purchase consideration may be payable upon the achievement of specified performance targets. Contingent consideration is recorded at fair value at the acquisition date and is subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings. The fair value of the contingent consideration is determined using valuation techniques that require significant management judgment, including assumptions related to future financial performance and the probability of achieving the performance targets. As of December 31, 2025, the maximum contingent consideration liability was $1,164,000 which is reflected on the Statement of Condition.

NOTE 14 – BUSINESS COMBINATIONS:

Transaction Overview
On April 21, 2025, the Company acquired 100% of the equity interests of Raptor Partners LLC, an Investment Banking Company, to grow our business. The acquisition has been accounted for as a business combination under ASC 805.

Consideration Transferred
The total consideration transferred was $2,076,459, consisting of the following:

Component	Amount ($)
Cash	$ 912,459
Contingent Consideration	$ 1,164,000
Total	**$ 2,076,459**

The contingent consideration represents estimated earnout payments payable based on the achievement of certain post-acquisition performance targets.

NOTE 14 – BUSINESS COMBINATIONS (CONTINUED):

Purchase Price Allocation

The following table summarizes the fair values of assets acquired and liabilities assumed at the acquisition date:

Assets / Liabilities	Fair Value ($)	
Intangible Assets	$	165,000
Other Assets	$	10,694
Liabilities Assumed	$	13,236
Goodwill	$	1,914,000

Goodwill

Goodwill recognized in the acquisition is attributable to expected synergies, workforce in place, and other intangible benefits that do not qualify for separate recognition. The goodwill recognized is deductible for tax purposes.

Identifiable Intangible Assets

The following identifiable intangible assets were recognized:

Asset Type	Fair Value ($)		Useful Life
Customer List	$	165,000	2 years

The customer list intangible asset is amortized using the sum of the years digits basis over its estimated useful life.

Contingent Consideration

The Company recorded contingent consideration of $1,164,000 related to 5 year earnout provisions. The fair value was determined using a probability-weighted discounted cash flow model.

Measurement Period Adjustments

The Company is within the measurement period for certain assets and liabilities. Adjustments may be recorded as additional information becomes available.

Regulatory Capital Considerations (Broker-Dealer Specific)

Goodwill and certain intangible assets recognized in connection with this acquisition are deducted from net capital for purposes of SEC Rule 15c3-1.

NOTE 15 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.